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                              November 23, 2020

       Kevin J. Knopp
       Chief Executive Officer
       908 Devices Inc.
       645 Summer Street
       Boston, MA 02210

                                                        Re: 908 Devices Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted November
6, 2020
                                                            CIK No. 0001555279

       Dear Mr. Knopp:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement submitted on November 6, 2020

       Prospectus Summary
       Overview, page 1

   1. We note your response to comment 1, which we reissue in part. We note your disclosure that you foresee
significant future opportunity from the government sector and that you believe your investment
with certain prospects creates a predictable pipeline of
                                                        opportunity for your
devices and their entrenchment. Please revise your disclosure to remove any implication
that you will be successful in securing any particular sales to the public sector.
 Kevin J. Knopp
908 Devices Inc.
November 23, 2020
Page 2
Business
Licenses, page 108

2. We note your response to comment 9 and reissue the comment to the extent that you have not revised the disclosure in this subsection to more specifically describe the subject of the UT-Battelle licenses. Additionally, your disclosure indicates that your licenses will continue until the last expired patent or last abandoned licensed patent application. Please clarify your revised disclosure indicating the license agreements are expected to expire in
      2035 and 2040, whereas above you state your in-licensed patents are expected to expire between 2020 and 2029.
       You may contact Christine Torney at 202-551-3652 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Christine Westbrook at 202-551-5019 with any other questions.



                                                            Sincerely,
FirstName LastNameKevin J. Knopp
                                                            Division of
Corporation Finance
Comapany Name908 Devices Inc.
                                                            Office of Life
Sciences
November 23, 2020 Page 2
cc:       Michael J. Minihan, Esq.
FirstName LastName